EXHIBIT 99.1

COMMTOUCH ISSUES FIRST QUARTER 2005 RESULTS

Highlighted by the seventh consecutive quarter of revenue growth

MOUNTAIN VIEW, Calif.—(BUSINESS WIRE)—May 9, 2005 — Commtouch® (Nasdaq: CTCHC), the developer of ground breaking RPD™ technology for real time anti-spam and zero-hour virus protection, today announced its first quarter results for 2005.

Revenues for the quarter grew by 25%, from $590,000 for the prior quarter to $740,000 during the first quarter of 2005. In comparison, revenues for the first quarter 2004 were $160,000.

Deferred revenues as at March 31, 2005 were $1,478,000, as compared to deferred revenues of $1,200,000 as at December 31, 2004.

Net loss for the quarter was $1,072,000 compared to $2,554,000 in the prior quarter, and $1,612,000 in the comparable quarter last year.  Net loss attributable to ordinary and equivalently participating shareholders for the quarter was $1,749,000, which included non-cash amortization totaling $677,000 relating to the Series A Preferred Share beneficial conversion feature, while loss for the fourth quarter 2004 included a one time, non-cash charge of $1,296,000 in relation to the early repayment of the November 2003 convertible loan.

As discussed in last quarter's earnings release, the company's OEM business model continues to foster double digit revenue growth with stable expense outlays.   The company expects expenses during the second quarter to remain relatively unchanged.

Cash at March 31, 2005 was approximately $3,420,000 compared to $4,149,000 as of December 31, 2004.  During April 2005, we received $914,000 of the proceeds relating to the warrant exercise transaction of March 31, 2005.

The first quarter included a number of noteworthy events for Commtouch.  In addition to the seventh consecutive quarter of revenue growth, the company also announced the shipment of its new Zero Hour™ Virus Protection product to the first of its many OEM customers. No less significant was the announcement of an exclusive marketing arrangement with Rhyolite Software and the DCC product portfolio, which when coupled with the patent acquired last year enables the company to implement a consistent and far reaching licensing program for a large variety of existing and new customers.

Also during the quarter, the company continued to make positive strides in securing the continued listing of its Ordinary Shares on The NASDAQ SmallCap Market in general, and increasing its shareholders' equity to over $2.5 million in particular.  The company received approximately $1.2 million against the issuance of approximately 3.2 million shares from the exercise of certain previously issued warrants.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCHC - News) is dedicated to protecting and preserving the integrity of the world's most important communications tool - email. A global developer and provider of proprietary anti-spam solutions, Commtouch has an installed base of over 25 million users. The company's core technologies, including RPD™ - Recurrent Pattern Detection, reflect Commtouch's 14 years of experience developing messaging software. Commtouch solutions are incorporated into OEM applications and are also sold through channels and resellers. Commtouch is headquartered in Netanya, Israel and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the failure of Commtouch to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch's exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero Hour™ Virus Protection product in particular; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products, such as the Zero Hour solution, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Contact:

Commtouch
media@commtouch.com
Gary Davis  650-864-2000

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

 (USD in thousands)

	March 31, 2005	December 31, 2004*

Assets
Current Assets:
Cash and cash equivalents	$ 3,420	$ 4,149
Trade receivables, net	318	97*
Prepaid expenses	108	89
Receivables on account of issuance of warrants	914	—
Other accounts receivable	7	22
Total current assets	4,767	4,357
Long-term lease deposits	48	53
Equity investment in Imatrix	219	248
Severance pay fund	497	484
Property and equipment, net	392	337
	$ 5,923	$ 5,479
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	257	245
Employees and payroll accruals	518	462
Accrued expenses and other liabilities	328	415
Deferred revenue	1,478	1,200*
Total current liabilities	2,581	2,322

Accrued severance pay	571	564

Shareholders' equity	2,771	2,593
	$ 5,923	$ 5,479

* Reclassed for current period presentation

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(USD in thousands, except per share amounts)

	Three Months ended
	Mar. 31, 2005	Mar. 31, 2004

Revenues	$ 740	$ 160
Cost of revenues	194	144
Gross profit (loss	546	16
Operating expenses:
Research and development, net	368	363
Sales and marketing	678	841
General and administrative	546	354
Amortization of stock-based employee deferred compensation	—	30
Total operating expenses	1,592	1,588
Operating loss	(1,046)	(1,572)
Interest and other expense, net	(7)	(45)
Equity in (loss) earnings of affiliate	(19)	5
Net loss	(1,072)	(1,612)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	(677)	—

Net loss attributable to ordinary and equivalently participating shareholders	$(1,749) =======	$(1,612) =======

Basic and diluted net loss per share	$ (0.03) =======	$ (0.04) =======

Weighted average number of shares used in computing basic and diluted net loss per share	50,226 =======	37,206 =======